Filed by iSatori, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: iSatori, Inc.

Commission File No.: 1-11900

Date: September 24, 2015

FOR IMMEDIATE RELEASE

iSatori Hosts Red Carpet Premiere for CT Fletcher’s Documentary Movie and Launches New

Signature Series Brand During The Olympia Fitness & Performance Weekend 2015

iSatori kicks off the Olympia weekend with the premiere of their star athlete's, CT Fletcher,

documentary movie: My Magnificent Obsession (a Generation Iron film)

GOLDEN, CO (MarketWired – September 24, 2015) - iSatori, Inc. (OTCQB: IFIT), an emerging leader in the development and marketing of scientifically engineered nutritional supplements for healthier lifestyles, presented an all-star lineup of industry influencers and celebrities at Joe Weider's Olympia Fitness & Performance Weekend, September 17 – 20 in Las Vegas.

iSatori secured strategic placement for its consumer-friendly exhibitor booth to accommodate several highly anticipated “Meet and Greets” with one of the industry's most popular personalities: CT “The MASSter of Motivation” Fletcher. Mr. Fletcher signed autographs, shook hands, and motivated tens of thousands throughout the weekend. CT Fletcher has traveled the world with iSatori to inspire fans and recently teamed up with Generation Iron and iSatori to create a new documentary film, which was released on September 17 at the Brennan Theater at the Palms Resort and Casino, during an iSatori-hosted red carpet event filled with some of the industry’s more popular names, including Kai Greene, Dana and Rob Bailey, Kali Muscle, Mike Rashid, and many more. The full Hollywood-Style movie release, complete with celebrities, a red carpet, and photo opportunities, shared CT's enormous, vastly deep life story and is already earning acclaim and positive reviews among the fitness community.

"Through the eyes of a terrific cinematic artist, Vlad Yudin, we got the wonderful experience of seeing everything in CT that's beautiful, everything that's painful, and everything great that I've personally come to know about him," shared Stephen Adele, CEO and founder of iSatori. "We got the amazing opportunity to connect to the human being and his incredible family that we don't see in his YouTube videos. The movie premiere was special because all of us—friends, family, competitors, and business partners alike—got the privilege and honor of celebrating Mr. Fletcher's magnificent life under one roof!"

To view clips from the red carpet movie premiere, visit:

https://youtu.be/9kIeZR_FJr8

To view the trailer or watch the entire film on demand, CT Fletcher, My Magnificent Obsession, visit: https://vimeo.com/ondemand/ctfletcher

Throughout the Olympia weekend, iSatori fans also had the opportunity to learn from the hard-hitting lineup of other popular iSatori athletes, including Jason "Big J" English, who demonstrated now "easy" it is to bend a horseshoe, Youtubers Nick Wright, Arianna Reardon, and HumerusFitness, and the inspiring Siera Capesius and Nikki Walter.

At the booth, iSatori showcased the new CT Fletcher Signature Series, including ISYMFS™ and Rapid-Test™; the full GRO Series, including Bio-Gro™, Pre-Gro™, and Hyper-Gro®—the only pre-workout and lean mass gainer fortified with Bio-Gro™ Bio-Active Peptides; and the all-new MAXON™ Pure Strength. Consumers enjoyed sampling iSatori’s popular products.

iSatori’s new CT Fletcher’s Signature Series is now available online at their exclusive distribution partner, www.bodybuilding.com, and will be made available soon in select international countries.

"Our entire team at iSatori worked hard during and after the event to inspire and engage with a wide-ranging audience of people interested in building muscle, transforming their bodies, and living healthier, stronger lives. We expect these interactions will turn into satisfied customers and continue to drive our longer-term strategic objectives of building premium brands with a strong loyalty following," Mr. Adele concluded. "We would like to take the time to thank all our terrific fans that came out to visit the iSatori booth at the Mr. Olympia and for those who attended our once-in-a-lifetime movie premiere event! We truly appreciate all of you! You all made our Mr. Olympia one to remember, and we hope you enjoyed our action-packed lineup of athletes and product introductions."

The Olympia event and CT's movie premier were both filmed extensively, and clips will soon be available online at iSatori’s YouTube channel, at www.Youtube.com/isatoritech as well as featured prominently on popular Youtube channels, such as CT's Motivational Channel at www.youtube.com/user/CTTheTrainer as well as www.youtube.com/user/HumerusFitness

To learn more about CT Fletcher:  http://www.isatori.com/135-Profile-CT-Fletcher.aspx

To learn more about Generation Iron: http://generationiron.com/

To learn more about iSatori, or to sign up to receive iSatori's (“IFIT”) most recent news and updates via email, please visit www.isatori.com/Email-Signup-C2041.aspx.

About iSatori, Inc.

iSatori is a consumer products firm that develops and sells nutritional products through online marketing, Fortune 500 retailers, and thousands of retail stores around the world. The Company is headquartered in Golden, Colorado, and its common stock trades on the OTCQB under the symbol "IFIT." More information about the Company is available at http://www.isatori.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of iSatori, Inc. with FitLife Brands, Inc. (“FitLife”) or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information Has Been and Will Be Filed with the SEC

FitLife has filed with the SEC a registration statement on Form S-4 that includes a preliminary Proxy Statement of iSatori that also constitutes a preliminary prospectus of FitLife. The registration statement has not yet become effective. FitLife and iSatori plan to mail the definitive Proxy Statement/Prospectus to iSatori’s shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ISATORI, FITLIFE, THE TRANSACTION, AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with the SEC by iSatori and FitLife through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed by iSatori with the SEC by contacting the Corporate Secretary at 15000 W. 6th Avenue, Golden, CO  80401 or by calling 303.215.9174, and will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed by FitLife by contacting FitLife’s Chief Financial Officer at 4509 143rd Street, Suite 1., Omaha, NE 68137 or by calling 402.333.5260.

Participants in the Solicitation

iSatori and FitLife and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of iSatori in respect of the transaction described the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of iSatori in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Proxy Statement/Prospectus when it is filed with the SEC. Information regarding iSatori’s directors and executive officers is contained in iSatori’s Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC. Information regarding FitLifes’s directors and executive officers is contained in FitLife’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated May 4, 2015, which are filed with the SEC.

Forward-Looking Statements

Statements made in this news release relating to the Company's future sales, expenses, revenue, product developments, and all other statements except statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "potential," and similar terms and phrases to identify forward-looking statements in this press release. These statements are based on assumptions and estimates that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks and uncertainties, and there is no assurance that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the timing and extent of changes in demand for the Company's products, the availability and price of ingredients necessary to manufacture such products, and the outcome of any current or future litigation regarding such products or similar products of competitors. Please see our Risk Factor disclosures included in our Registration Statement on Form S-1, as amended, initially filed with the Securities and Exchange Commission on April 30, 2013, and in subsequent filings with the Securities and Exchange Commission. All future written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this press release. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this press release.

Individual results will vary. Always consult a physician prior to starting any diet or exercise program. These statements have not been evaluated by the FDA. This product is not intended to diagnose, treat, cure, or prevent any disease.

Contacts

Self & Associates

Trudy M. Self

Investor Relations

909.336.5685
tmself@aol.com

iSatori, Inc.

Sue Mosebar

Corporate Communications

303.215.9174

pr@isatori.com